EXHIBIT 99.3

FORM OF LETTER TO NOMINEES
S&W SEED COMPANY

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights
Distributed to Stockholders of S&W Seed Company

January [   ], 2016

To Securities Dealers, Commercial Banks
Trust Companies and Other Nominees

This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the rights offering ("Rights Offering") by S&W Seed Company (the "Company") of shares of its common stock, par value $0.001 per share (the "Common Stock"), pursuant to non-transferable subscription rights (the "Rights") distributed to all holders of record of shares of Common Stock at 5:00 p.m., New York City time, on January [   ], 2016 (the "Record Date"). The Rights and Common Stock are described in the accompanying offering prospectus covering the Rights and the shares of Common Stock issuable upon their exercise dated January [   ], 2016 (the "Prospectus"). In the Rights Offering, the Company is offering up to an aggregate of 1,923,077 Rights Offering Shares pursuant to the Basic Subscription Privilege defined below; however, the Company potentially may issue up to 2,500,000 shares of its Common Stock in the Rights Offering under the circumstances described below.

As described in the Prospectus, each beneficial owner of shares of Common Stock held through you or your nominee is entitled to 0.0937646 subscription Rights for each share of Common Stock owned of record as of 5:00 p.m., New York City time, on the Record Date. The total number of Rights issued will be rounded down to the nearest whole number. Each whole Right allows the holder thereof to subscribe for one share of Common Stock (the "Basic Subscription Privilege") at the cash price of $4.15 per share (the "Subscription Price").

In the event that a Rights Holder purchases all of the shares of Common Stock available to it pursuant to its Basic Subscription Privilege, it may also exercise an Over-Subscription Privilege (the "Over-Subscription Privilege") to purchase a portion of any shares of Common Stock that are not purchased by Rights holders through the exercise of their Basic Subscription Privileges as described in more detail in the Prospectus. The Over-Subscription Privileges will allow Rights Offering participants to purchase a portion of any shares of Common Stock that are not purchased by Rights Holders through the exercise of their Basic Subscription Privileges, together with any shares of Common Stock that are not purchased by certain Company security holders in a separate transaction to be conducted immediately following the expiration of the subscription rights period (the "Noteholder Participation Right"), as described in the Prospectus and in the "Instructions as to Use of S&W Seed Company Subscription Rights Certificates."

The Rights will expire, if not exercised prior to 5:00 p.m., New York City time, on February [   ], 2016, unless extended (the "Expiration Time").

Each Rights holder will be required to submit payment in full for all the shares it wishes to buy with its Basic Subscription Privilege and Over-Subscription Privilege. The Company can provide no assurances that a holder will in fact be able to purchase the number of shares of Common Stock issuable upon the exercise of its Over-Subscription Privilege in full or at all. The Company will not be able to satisfy a holder's exercise of the Over-Subscription Privilege if the Rights Offering and the Noteholder Participation Right are subscribed in full, which would mean that the entire 2,500,000 shares allotted for the Rights Offering and the Noteholder Participation Right had been subscribed for. The Company will honor the Over-Subscription Privilege to the extent sufficient shares of Common Stock are available following the exercise of subscription rights under the Basic Subscription Privilege and upon completion of the Noteholder Participation Right, subject to the limitations set forth above.

As soon as practicable after the Expiration Time and after all prorations and adjustments contemplated by the terms of the Rights Offering, as described in the Prospectus, have been effected, any excess subscription payment received by Transfer Online, Inc. (the "Subscription Agent") will be returned, without interest.

The Company is asking persons who hold shares of Common Stock beneficially and who have received the Rights distributable with respect to those shares through a broker, dealer, commercial bank, trust company or other nominee, as well as persons who hold certificates of Common Stock directly and prefer to have such institutions effect transactions relating to the Rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them.

All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the Subscription Agent, incurred in connection with the exercise of the Rights will be for the account of the holder of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

Enclosed are copies of the following documents:
1.	The Prospectus;
2.

A form of letter that may be sent to your clients for whose accounts you hold shares of Common Stock registered in your name or Cede & Co. (including a Beneficial Owner Election Form), with an attached form of instruction;

3.	Nominee Holder Certification; and
4.	A return envelope addressed to Transfer Online, Inc., the Subscription Agent.

Your prompt action is requested. To exercise the Rights, you must promptly deliver the properly completed and signed Nominee Holder Certification, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Nominee Holder Certification with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time.

A Rights holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Time will expire.

Additional copies of the enclosed materials may be obtained from Transfer Online, Inc., which is serving as the Information Agent in addition to the Subscription Agent. Transfer Online can be reached at 877-901-6475 in connection with requests for materials or questions or requests for assistance concerning the Rights Offerings.

Very truly yours,

S&W Seed Company